Exhibit 99.1

July 6, 2023
The Manager - Listing
BSE Limited
(BSE: 507685)

The Manager - Listing
National Stock Exchange of India Limited
(NSE: WIPRO)

The Market Operations
NYSE, New York
(NYSE: WIT)

Dear Sir/Madam,

Sub: Submission of Post-Buyback Public Announcement for buyback of equity shares of Wipro Limited (the “Company”)

Pursuant to regulation 24(vi) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018, as amended, the Company has published the Post-Buyback Public Announcement for the buyback of 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One Only) fully paid up Equity Shares of the Company of face value of Rs. 2/- (Rupees Two only) each at a price of Rs. 445/- (Rupees Four Hundred and Forty Five Only) per equity share on a proportionate basis from the equity shareholders of the Company as on the Record date of June 16, 2023 through the tender offer process.

We are enclosing herewith copy of the Post-Buyback Public Announcement published on July 6, 2023 for your information and records.

Thanking you,

For Wipro Limited

SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.07.06 17:43:40 +05‘30’

M Sanaulla Khan

Company Secretary

Encl: As above

WIPRO LIMITED

Registered Office and Correspondence Address: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India.
Tel. No.: +91 80 2844 0011; **E-mail:** corp-secretarial@wipro.com
Website: www.wipro.com; **Corporate Identification Number (CIN):** L32102KA1945PLC020800
Contact Person: Mr. M Sanaulla Khan, Company Secretary; **Tel. No.:** +91 80 2844 0011; **E-mail:** sanaulla.khan@wipro.com

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This post buyback public announcement (the **"Post Buyback Public Announcement"**) is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the **"Buyback Regulations"**). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated June 02, 2023 published on June 05, 2023 (the **"Public Announcement"**), the letter of offer dated June 20, 2023 (the **"Letter of Offer"**) and the addendum to the Letter of Offer dated June 27, 2023 published on June 28, 2023.The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

1. THE BUYBACK

1.1. Wipro Limited (the **"Company"**) had announced a buyback of up to 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (**"Equity Shares"**) from the beneficial owners of Equity Shares holding Equity Shares as on June 16, 2023 (the **"Record Date"**), on a proportionate basis, through the "Tender Offer" route at a price of Rs. 445/- (Rupees Four Hundred and Forty-Five only) per Equity Share (**"Buyback Price"**) payable in cash for an aggregate amount of up to Rs. 120,00,00,00,000 (Rupees Twelve Thousand Crores only) (**"Buyback Size"**, and such buyback of shares, the **"Buyback"**). which is 20.95% and 17.86% of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements, of the Company as at March 31, 2023 and represented up to 4.91% of the total number of the Equity Shares in the paid-up Equity Share Capital of the Company

1.2. The Company adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the "Mechanism for acquisition of shares through Stock Exchange" notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, read with SEBI Circular SEBI/HO/CFD/DCRIII/CIR/P/2021/615 dated August 13, 2021 and circular bearing number SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 08, 2023 including any amendments or statutory modifications for the time being in force.

1.3. The Tendering Period for the Buyback opened on Thursday, June 22, 2023 and closed on Friday, June 30, 2023.

2. DETAILS OF BUYBACK

2.1. 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) Equity Shares were bought back under the Buyback, at a price of Rs. 445/- (Rupees Four Hundred and Forty-Five only) per Equity Share.

2.2. The total amount utilized in the Buyback is Rs. 120,00,00,00,000 (Rupees Twelve Thousand Crores only).

2.3. The registrar to the Buyback i.e. KFin Technologies Limited (**"Registrar"**), considered 3,88,889 valid applications for 42,09,081,203 Equity Shares in response to the Buyback resulting in the subscription of approximately 15.61 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	4,04,49,439	3,63,494	5,18,34,484	128.15
General Category for all other Equity Shareholders	22,92,13,482	25,395	4,15,72,46,719	1813.70
Total	**26,96,62,921**	**3,88,889**	**4,20,90,81,203**	**1560.87**

2.4. All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/rejection has been dispatched electronically by the Registrar to the eligible Equity Shareholders on Wednesday, July 05, 2023.

2.5. The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited (**"Clearing Corporations"**) as applicable, on Tuesday, July 04, 2023.

2.6. The Clearing Corporations have made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback. If Eligible Shareholders' bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers' settlement bank account for onward transfer to such Eligible Shareholders.

2.7. Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company's Demat Account on Tuesday, July 04, 2023. The unaccepted Equity Shares in dematerialized form have been returned to the respective Eligible Shareholders/lien removed by the Clearing Corporations on Tuesday, July 04, 2023 and the Letter of Confirmation pertaining to unaccepted shares in physical form has been dispatched on Wednesday, July 05,2023.

2.8. The extinguishment of 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) Equity Shares accepted under the Buyback, comprising of 26,96,59,098 Equity Shares in dematerialized form and 3,823 Equity Shares in physical from, are currently under process and shall be completed on or before Thursday, July 13, 2023.

2.9. The Company, and its respective Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1. The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback		Post Buyback (2)	
		No. of Shares	Amount (₹ Lakhs)	No. of Shares	Amount (₹ Lakhs)
1	**Authorized Share Capital**	12,504,500,000 Equity Shares of ₹ 2 each	2,50,090	12,50,45,00,000 Equity Shares of ₹ 2 each	2,50,090
		25,000,000 Preference Shares of ₹ 10 each	2,500	2,50,00,000 Preference Shares of ₹ 10 each	2,500
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150
		Total	**2,52,740**	**Total**	**2,52,740**
2	**Issued, Subscribed and Fully Paid-up**	5,488,841,993 Equity Shares of ₹ 2 each (1)	**1,09,777**	5,21,91,79,072 Equity Shares of ₹ 2 each	1,04,384
		Total	**1,09,777**	**Total**	**1,04,384**

(1) 13,20,13,768 (Thirteen Crores Twenty Lakhs Thirteen Thousand Seven Hundred and Sixty Eight) Equity Shares represent underlying Equity Shares against ADRs outstanding as at June 2, 2023.

(2) Subject to extinguishment of 26,96,62,921 Equity Shares.

3.2. Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Share Capital (%)
1	Mr AZIM HASHAM PREMJI PARTNER REPRESENTING ZASH TRADERS	55,051,569	20.41	1.05
2	Mr AZIM HASHAM PREMJI PARTNER REPRESENTING PRAZIM TRADERS.	54,289,214	20.13	1.04
3	MR AZIM HASHAM PREMJI PARTNER REPRESENTING HASHAM TRADERS	45,032,678	16.70	0.86
4	AZIM PREMJI TRUST	2,70,83,034	10.04	0.52
5	AZIM H PREMJI	11,006,697	4.08	0.21
6	LIFE INSURANCE CORPORATION OF INDIA (MULTIPLE SCHEMES)	1,03,47,672	3.84	0.20
	Total	**20,28,10,864**	**75.20**	**3.88**

3.3. The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback (1)	
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	4,00,19,50,248	72.91	3,80,84,20,449	72.97
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	53,29,23,477	9.71	1,41,07,58,623	27.03
Financial Institutions/Banks, NBFCs & Mutual Funds	41,88,20,862	7.63		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	53,51,47,406	9.75		
Total	**5,48,88,41,993**	**100.00**	**5,21,91,79,072**	**100.00**

(1) Subject to extinguishment of 26,96,62,921 Equity Shares.

4. MANAGER TO THE BUYBACK

JM FINANCIAL

JM Financial Limited
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400025, India
Tel.: +91 22 6630 3030; +91 22 6630 3262
Fax: +91 22 6630 3330
Contact Person: Ms. Prachee Dhuri
Email: wipro.buyback2023@jmfl.com; **Website:** www.jmfl.com
SEBI Regn. No.: INM000010361
Corporate Identification Number: L67120MH1986PLC038784

5. DIRECTOR'S RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Rishad A Premji Chairman Director Identification Number (DIN): 02983899	**Thierry Delaporte** Chief Executive Officer and Managing Director DIN: 08107242	**Jatin P Dalal** Chief Financial Officer	**M Sanaulla Khan** Company Secretary and Compliance Officer Membership Number: F4129

Place: Bengaluru
Date: July 05, 2023

CONCEPT